EXHIBIT 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerVenture to Lease Six New Airbus A320s to Aeroflot

Amsterdam, The Netherlands; October 10, 2007 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that AerVenture Limited, a joint venture company owned by AerCap, LoadAir and Al Fawares, has signed agreements to lease six new Airbus A320-200 aircraft to the Russian national carrier Aeroflot for a period of ten years. The aircraft are powered by CFM engines and are scheduled to be delivered between July 2008 and March 2009.

Aeroflot will operate the A320 aircraft on its European and domestic routes.

The six new A320s will be leased by AerVenture to Aeroflot under an operating lease agreement and form part of the order for 70 A320 family aircraft that the joint venture company placed in December 2005.

Sergei Koltovich, Head of Aeroflot’s Fleet Planning and Aircraft Procurement Department, said: “Aeroflot Group is extremely pleased to see AerCap becoming a new key aircraft supplier to the Russian national carrier. This new partnership should develop into a truly long term relationship between Russia’s largest airline and one of the world’s fastest growing aircraft leasing companies.”

Soeren Ferré, AerCap’s Head of Aircraft Marketing for Europe, Middle East, Africa and Asia Pacific, commented on the transaction: “We are delighted to welcome Aeroflot as a new customer as they continue their rapid expansion and fleet renewal. The transaction with Aeroflot reflects our strategy of maintaining a geographically diverse customer base with a particular focus on the most promising growth markets.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap has a fleet of over 340 aircraft owned, managed or under contracted orders and a diversified commercial engine portfolio. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

About LoadAir and Al Fawares

AerCap’s Kuwaiti partners in AerVenture are LoadAir, a company active in air cargo operations as well as aviation-related investment activities and Al Fawares, an investment company with a global portfolio of businesses encompassing media, telecommunications, real estate and banking in addition to aviation.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap	Peter Wortel, AerCap
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com